Filed by West Coast Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: West Coast Bancorp

(Commission File No. 001-34509)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Transcript of joint investor conference call of West Coast Bancorp (“West Coast”) and Columbia Banking System, Inc. (“Columbia”) held on Wednesday, September 26, 2012.

Cautionary Statements Regarding Forward-Looking Information

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving West Coast’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

In addition to factors previously disclosed in West Coast’s reports filed with the SEC and those identified elsewhere in this filing, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by West Coast and Columbia shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the West Coast and Columbia businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of West Coast or Columbia products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Board of Governors of the Federal Reserve or the Oregon Department of Consumer and Business Services or other regulatory agencies and legislative and regulatory actions and reforms.

Important Additional Information

In connection with the merger, Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Columbia and West Coast as a prospectus, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF WEST COAST AND COLUMBIA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement, as well as other filings containing information about West Coast and Columbia, may be obtained at the SEC’s Internet site (http://www.sec.gov). Investors will also be able to obtain these documents, free of charge, from West Coast by accessing West Coast’s website at www.wcb.com under the heading “Investor Relations” or from Columbia at www.columbiabank.com under the tab “About Us” and then under the heading “Investor Relations.” Copies of the Joint Proxy Statement can also be obtained, free of charge, by directing a request to West Coast Bancorp, 5335 Meadows Road, Suite 201, Lake Oswego, Oregon 97035 (503) 684-0884.

Participants in Solicitation

West Coast and Columbia and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of West Coast and Columbia in connection with the merger. Information about the directors and executive officers of West Coast and their ownership of West Coast common stock is set forth in the proxy statement for West Coast’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2012. Information about the directors and executive officers of Columbia and their ownership of Columbia common stock is set forth in the proxy statement for Columbia’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 22, 2012. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

26-Sep-2012

Columbia Banking System, Inc. (COLB)

Columbia Banking System, Inc and West Coast Bancorp Merger Call (Transcribed from audio)

CORPORATE PARTICIPANTS

Melanie J. Dressel President, Chief Executive Officer & Director, Columbia Banking System, Inc.	Mark W. Nelson Chief Operating Officer & Executive Vice President, Columbia Banking System, Inc.

Robert D. Sznewajs President, Chief Executive Officer & Director, West Coast Bancorp (Oregon)	Hadley S. Robbins Chief Credit Officer & Executive Vice President, West Coast Bancorp (Oregon)

Clint E. Stein Executive VP, Chief Financial & Accounting Officer, Columbia Banking System, Inc.	Xandra T. McKeown Executive VP & Manager-Commercial Banking Group, West Coast Bancorp (Oregon)

OTHER PARTICIPANTS

Jeff A. Rulis Analyst, D.A. Davidson & Co.	Joseph Morford Analyst, RBC Capital Markets Equity Research

Brett Rabatin Analyst, Sterne, Agee & Leach, Inc.	Sachin Shah Analyst, Tullett Prebon Financial Services LLC

Ajay Kejriwal Analyst, FBR Capital Markets	John Marinozzi Senior Equity Analyst, OTA LLC

Joe Albert Stieven Founder, Chairman, President & CEO, Stieven Capital Advisors LP	Gerard S. E. Heffernan Partner, Lord, Abbett & Co. LLC

Brian J. Zabora Analyst, Stifel, Nicolaus & Co., Inc.	Frank John Barkocy Managing Director & Director of Research, Mendon Capital Advisors Corp.

MANAGEMENT DISCUSSION SECTION

Operator: Ladies and gentlemen, thank you for standing by. Welcome to Columbia Banking Systems and West Coast Bancorp Conference Call. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session. Instructions will be given at that time. [Operator Instructions] . As a reminder, this conference is being recorded. I would now like to turn the call over to your host, Melanie Dressel, President and Chief Executive Officer of Columbia Banking System.

Melanie J. Dressel

Thanks Janet. Good morning and thank you for joining us to discuss the merger between Columbia and West Coast. Joining me on the call today is Bob Sznewajs, President and CEO of West Coast Bancorp, and Clint Stein our Chief Financial Officer here at Columbia. We will be happy to take your questions following our remarks. Before we start, I’d just like to note that our press release and slide presentation detailing this morning’s announcement are available online at columbiabank.com in the Investor Relations section.

As always, I need to mention that we will be making some forward-looking statements, there’re of course subject to economics and other factors, and you can find a more complete safe-harbor explanation in our Form 10-K filed with the SEC for the year 2011.

I can’t tell you how excited I am to be able to announce this transaction, which unites two very complimentary, specific Northwest Banks. As you’ve heard me say before many times, the criteria we consider in any acquisition are that it make financial sense for our shareholders, that it expands our geographic footprint, and that it is culturally compatible. With that in mind, please turn to Slide 3 of the presentation.

Together we become the largest community bank by deposit market share in our home states of Washington and Oregon with a particularly strong presence along the high five quarters from Seattle down through Portland and to Eugene. On a combined basis, we will have more than $7 billion in assets and over 150 branches and we will continue strong capital levels as well. This merger is an effective use of our capital. With strong earnings accretion of 33% in 2014 and an IRR in excess of 15%, we believe that this deal creates substantial value for our shareholders. Moreover from a cultural standpoint, we’re very similar franchises with histories of excellent service to community and regional businesses throughout Washington and Oregon. With a complimentary footprint and an enhanced level of banking products, we believe that our customers and employees will also benefit greatly from this merger.

Slide 4 provides an overview of the terms of the transaction. The transaction is valued at $23.10 per share or $506 million in total. West Coast shareholders will receive fixed shares and fixed cash. We will issue 12.8 million shares and cash $265 million in an election process. As Columbia’s stock price moves, the value of the stock component will fluctuate. The pricing represents 1.45 times West Coast Bank’s stated tangible book value as of June 30, and is 14.5% premium, to Tuesday’s closing price of $20.18 per share.

In consideration of our partnership, we will be adding one of West Coast’s independent directors to Columbia’s Board. In addition, Hadley Robbins, West Coast’s current Chief Credit Officer, and Xandra McKeown, Manager of West Coast’s commercial banking group, will fill key management positions in the combined company. We’re targeting a completion date within the next six months, pending customary closing conditions that includes regulatory approval and the approval of shareholders of both companies. It’s important to note that we conducted a very comprehensive due diligence review over several weeks. Our diligence process included numerous meetings between members of the executive management of both banks and a thorough review of West Coast’s loan portfolio, business activities and operations.

Slide 5 provides an overview of West Coast and I think that it would be a good time now to hand the call over to Bob to go over this slide and to hear his thoughts on the transaction.

Robert D. Sznewajs

Thank you, Melanie. Before addressing West Coast’s financial highlights, I’d like to take a few minutes to say how pleased I am and excited about the merger with Columbia. Our Board, Executive Management and I, all agree that this transaction makes sense for our shareholders, customers and employees. The new combination provides the strength of capital, products and services, and management to compete as a community bank in a market dominated by very large banks in a very effective way. As Slide 5 indicates, West Coast has an 87 year history of serving communities in Oregon. West Coast Bank is currently operating with strong profitability and capital levels, driven by reduced credit and operating cost and a very low core cost deposit base. In addition, relative to our size, the bank enjoys one of the highest levels of non-interest income for a community bank in the Western United States. We strongly believe that combining West Coast and Columbia’s Wealth Management services will be a big opportunity going forward in the areas of wealth management, private banking and a larger trust company, as well as providing the ability to maintain and grow our base of large commercial customers. We are also particularly, as you know, strong in the debit and the credit card revenue which helps contribute to our strong fee income. It’s evident that West Coast lines of businesses and footprint are complementary to Columbia’s and our earnings momentum should significantly contribute to strong earnings accretion and generate attractive returns for all of our shareholders.

And with that I will turn it back to Melanie.

Melanie J. Dressel

Thanks Bob. Now, turning to Slide 6. The two companies have a nicely paired footprint that extends from the West Coast of Oregon and across the Eastern border of Washington and as the maps clearly show, we will enjoy a significant presence in the two largest MSAs in the Pacific Northwest, Seattle and Portland. In that vein, Slide 7 illustrates our significant market share gain in Oregon and the strengthening of our already solid position in Washington.

As of the most recently available FDIC deposit market data, we’ll rank number one in deposit market share among commercial community banks in the combined states of Washington and Oregon.

On that note, I’d like to turn the call now over to Clint Stein, our Chief Financial Officer to discuss more of the transaction details.

Clint E. Stein

Thank you Melanie. Slide 8 details our cost savings estimate of $21 million which represents about 25% of West Coast’s non-interest expense. At the moment, we are planning to consolidate between 8 and 10 branches. Our cost savings assumptions may be viewed conservatively, but we wouldn’t feel comfortable putting a big number out there, and while we strive to make the combination as efficient as possible, we want to be reasonable about our estimate especially at this juncture. Also I wanted to mention that we haven’t factored any revenue enhancement into our pro forma earnings.

Slide 9 is a summary of our credit review, which was carried out by Columbia’s credits administration and loan review groups, as well as a company that specializes in third party loan reviews. The estimated credit mark at $73.5 million represents approximately 5% of loans. Our thorough onsite loan diligence process covered about 65% of West Coast loans. In addition, our estimated day one fair value marks include a mark down of $5 million for OREO, a mark down of $3 million for investment securities, and a 1% core deposit intangible.

Turning to Slide 10, the pie charts illustrate a combined loan portfolio that is more diverse and a core deposit profile that is as attractive as they come in the Pacific Northwest. On the lending front, additional relationship managers will enhance our delivery of loan products to small and mid-sized companies that both banks have historically served. Moreover, our enhanced capital base will allow us to pursue select larger lending relationship in our markets. On the deposit side, an integral focus of both Columbia and West Coast has been relationship development to foster core deposits and we’re confident that we will continue to succeed in this fundamental aspect of our business.

On Slide 12, I’ll go over our key transaction assumptions. As neither company provides earnings guidance, we have used analyst consensus estimates to generate our estimated earnings accretion. According to the most recent data from Thomson Financial, the mean consensus estimate for Columbia is $1.25 in 2013 and $1.32 in 2014. For West Coast, the mean consensus estimate is $1.17 in 2013 and applying an analyst estimated long-term growth rate of 10% to West Coast 2013 earnings, results in 2014 earnings of $1.29. As stated earlier, we expect to realize approximately $21 million in cost savings from the merger or 25% of West Coast operating expense. We forecast about 50% of cost savings to be realized in 2013, and then the full amount in 2014. We anticipate approximately $30 million in pre-tax deal related expenses and as previously mentioned, we’re estimating a credit mark of $73.5 million. We assume that 50% of the discount on the loan portfolio will accrete into income evenly over a 5-year period, net of the associated loan loss reserve expense anticipated for the portfolio.

We did not assume any revenue enhancements for our modeling purposes, although, the addition of West Coast’s lending platform, its low cost core deposit base, and strong non-interest income generation, especially from trust and asset management, should augment our revenue capabilities. Our estimated core deposit intangible is based on 1% of West Coast’s core deposits amortized over a 10-year period. Finally, we expect the merger to close within the next six months, but for modeling purposes, we assumed a December 31, 2012 close.

Slide 13 illustrates the pro forma financial outcome including the aforementioned assumptions. First, I want to discuss the estimated tangible book value earn-back period of seven years. We’ve gone through many M&A investor presentations and conference call transcripts to determine what has been disclosed for this metric. In doing so, it became evident to us that there is diversity in practice with no apparent prevailing method. When it comes down to it, we feel the most conservative way to measure the earn-back period is on an incremental basis. This approach factors in West Coast’s projected earnings, expected cost savings and purchase accounting adjustments, to determine the number of years it will take to eliminate the tangible book value dilution of roughly $3.75 per share incurred at the close of the transaction.

However, if one follows the approach to use consolidated earnings projections for Columbia and West Coast compared with Columbia’s standalone projections, then that analysis would show an earn back period of just shy of four years. That being said, from an earnings perspective, this deal is a very favorable use of excess capital. Looking at 2014 in which 100% of the expected cost savings are realized, we project substantial EPS accretion of 33%.

Moreover, assuming our cost savings are growing at 5% annually from 2014, and West Coast has a consistent 10% annual long-term earnings growth rate, we expect an internal rate of return in excess of 15% from this transaction. We believe that these metrics point to an attractive investment of our capital. Speaking of capital, our pro forma ratios indicate that the combined company will continue to have strong capital levels, as demonstrated by a tangible common equity ratio of 9.35% and a total risk based ratio of 14.66%.

Since the announcement, we’ve been getting a lot of questions this morning about the structure of the transaction and how it translates into per share consideration for West Coast shareholders. We’ve created an appendix slide, page 17 of the slide deck, that tries to illustrate what West Coast shareholders will receive. As Melanie mentioned, Columbia will be issuing 12.8 million shares of stock and paying $265 million in cash. At yesterday’s closing price of $18.85, the aggregate consideration would have been $506 million. With 21.9 million West Coast diluted shares outstanding which include convertible preferred stock and the dilutive effect of warrants, the per share consideration would have been $23.10.

As Columbia’s stock price fluctuates, the value of the stock consideration moves, so the resulting deal price per share moves as well. There are no collars in this structure, but the deal is subject to a 17.5% double trigger walk away on the downside. The shareholders of West Coast will get the opportunity to elect stock, cash or combination of stock and cash. Since this is a fixed pool of stock and cash, elections will be subject to proration. From the perspective of the West Coast shareholder, the value of the stock received will be the same on a per share basis as the cash received, so the exchange ratio will fluctuate as well. You can see that on the chart provided.

To wrap up our prepared remarks, I’ll turn the call back over to Melanie.

Melanie J. Dressel

Thanks, Clint. Page 15 of the slide deck provides a summary of the investment opportunities this merger creates. We truly believe it’s compelling. The combination of Columbia and West Coast results in the largest community bank in Washington and Oregon. This transaction will greatly augment our branch network, particularly in the Northwest’s second largest market, which is Portland. Moreover, the combination will provide greater availability for an expanded menu of banking products with particularly favorable opportunities for market share gains in the trust business and wealth management. Also, we believe that this transaction will further augment our already strong history of attracting and retaining talented bankers.

Having completed five FDIC transactions since 2009, in addition to six open bank acquisitions in our history, we have a well-tested and successful track record for integrating community banks, and we feel very confident that this integration will go smoothly. This is a financially compelling transaction before factoring in any revenue enhancements. Simply put, this transaction was meant to happen for many reasons and we look forward to all the opportunities that our partnership with West Coast presents.

Thank you for allowing us the opportunity to share our thoughts on our merger, and at this point I would like to entertain any questions you may have. In addition to Bob and Clint, we also have Mark Nelson, Columbia’s Chief Operating Officer; Hadley Robbins, West Coast Chief Credit Officer; and Xandra McKeown, West Coast Head of Commercial Lending available to answer questions.

Janet, you can open the line for questions.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions]. And your first question comes from the line of Jeff Rulis with D.A. Davidson.

Melanie J. Dressel	A

Hi Jeff.

Jeff Rulis	Q

Hi, thanks. Good morning. Melanie, just a couple of questions. You mentioned some transitions for some of the management team members of West Coast, any other of the top members specified yet?

Melanie J. Dressel	A

We’re continuing to work through answering those questions, but yes, you can expect that there will be others joining the Columbia Bank team as well.

Jeff Rulis	Q

Okay. And in terms of your – I guess previously your capital usage methods of, it’s sort of the special dividend and buybacks, is this announcement sort of slowed that or stopped that activity at least in the near term?

Melanie J. Dressel	A

Well, we do plan to continue our regular quarterly dividends, but we would expect to discontinue the special dividends.

Jeff Rulis	Q

Got it, okay. And then maybe a couple questions for Clint. So does that put the CDI in the $17 million range and then, do you expect some goodwill in the transaction?

Clint E. Stein	A

Yeah, it’s – I think it’s about $18 million is our estimate for CDI.

Jeff Rulis	Q

Okay.

Clint E. Stein	A

And we do expect some goodwill.

Jeff Rulis	Q

Any ballpark from that.

Clint E. Stein	A

About $220 million, the number will change as we actually finalize day one, our day one marks and everything, but that’s a pretty good estimate at this point.

Jeff Rulis	Q

Okay. Just to confirm the EPS accretion numbers would exclude the merger expenses. Is that correct?

Clint E. Stein	A

That’s correct.

Jeff Rulis	Q

And the timing of those merger expenses, could we anticipate that maybe that will start to get feathered into Q4 or that would be beginning in the next calendar year?

Clint E. Stein	A

You’ll actually see a little bit of that in Q3 and Q4 as well, but the bulk of them would be right around the time of the close.

Jeff Rulis	Q

Okay.

Clint E. Stein	A

And we will do a good job of calling out the merger related expenses.

Jeff Rulis	Q

Great. Thank you. And then one last one Clint, just on the anticipated margin impact, could you comment on that, it’s just the consolidation of the two companies and maybe if that – I don’t know if that credit mark accretion impacts that figure, can you just comment on that at all?

Clint E. Stein	A

Sure. During the diligence process, we looked at what their expectations were for the margin, what our expectations were for our margin, and I think we have similar expectations. Our margins are little higher. The accretion income will kind of help support their margin a little bit post-closing as it comes back into earnings, but directionally I don’t think that it’s going to be any different than what we’ve talked about on our previous earnings calls in terms of what it does for the consolidated companies.

Jeff Rulis	Q

Got it. Okay, that’s good color. That’s it from me. Congratulations, I think it seems like a good fit.

Clint E. Stein	A

Thanks.

Melanie J. Dressel	A

Thanks, Jeff.

Operator: And your next question comes from Brett Rabatin from Sterne Agee.

Melanie J. Dressel	A

Hi, Brett.

Brett Rabatin	Q

Hi, Melanie. Good morning, everyone. Wanting to first ask, was this deal shopped or was this negotiated, can you give us maybe a little color around how this process played out in terms of the negotiations?

Melanie J. Dressel	A

Sure. Bob, why don’t you take that question?

Robert D. Sznewajs	A

Sure. The, the Board followed normal fiduciary responsibilities in terms of considering such an event and we – they sought counsel from the appropriate advisors to do that, and we think the process was very sound and appropriate under the circumstances.

Brett Rabatin	Q

Okay, I was just trying to figure out if – all the potential usual players were given a look, so we wouldn’t expect any kind of other potential players coming in after the fact so to speak. The other thing I was curious about was just around the, the EPS accretion and just kind of reconciling, you discussed pursuing large relationships, but you’re essentially using the Thompson Financial 10% EPS growth for 2014 for West Coast, but the loan portfolio hasn’t really grown in the past year. Can you maybe talk some about the growth at West Coast and sort of how you get to that 10% number or what that implies?

Melanie J. Dressel	A

Bob would you like to comment on that?

Robert D. Sznewajs	A

As we’ve talked in the past about our loan growth, we’re expecting loan growth in the mid-to-low-single digits this year and I think we’re on track for that. We – we really can’t talk too much about anything past second quarter because we haven’t disclosed third quarter results, but I think generally speaking we’re feeling a little more traction in the loan portfolio in terms of loan originations. Speaking, the loan payoffs continue to be an ongoing event given the interest rate, the liquidity and the economic conditions. But we feel comfortable that we will have our own originations at this point in time for 2012.

Brett Rabatin	Q

Okay, and then just one last quick one, just from an expense perspective both these institutions are kind of run in the mid to high 60s in terms of efficiency ratio and I think most people would kind of consider the expenses pulled out of some of the past yields for Columbia conservative, you really try to keep those franchises intact. Thinking about the 25%, is that effectively which you rationally are thinking about or I guess I’m trying to figure out like what a pro forma efficiency ratio might look like and if there’s a chance that it might push towards 60 over time or how would you think about efficiency over the longer term?

Melanie J. Dressel	A

Well, I guess to put it simplistically that we would see that improving, we wanted to be conservative about our expense saves, because we would rather under promise and over deliver perhaps on – Clint, would you like to comment? – We have not given a pro forma efficiency ratio on the transaction.

Clint E. Stein	A

Yeah, you know, but from our modeling it definitely moves us closer to what our stated objectives have been with the efficiency ratio and we probably stated that our goal is to get our ratio much lower than where it’s at, and so it does give both West Coast and Columbia the opportunity to have greater efficiencies.

Melanie J. Dressel	A

One of the other benefits that I think that we’ll see over time is that the credit cost will continue to decline for both companies, certainly from Columbia’s standpoint, as we work through the FDIC acquisition loans.

Brett Rabatin	Q

Okay, well congrats on the deal and thanks for the color.

Melanie J. Dressel	A

Sure, thanks Brett.

Operator: And your next question comes from Jacob Hughes [ph] from FBR.

Ajay Kejriwal	Q

Hi, this is Ajay Kejriwal. Can you give us the – if you’re a shareholder, if you’re elected, is there a mixed election and if that’s the case what is that mixed election?

A

Sure, yeah, you can elect – shareholders can elect either cash or stock or in the case of a mixed election with the numbers that we used with our closing price yesterday, the cash percentage is little over 52% and the stock percentage is little under 48%.

Ajay Kejriwal	Q

Okay. So can you explain maybe what the – based on last night’s close, what the cash portion would be and what the stock portion would be, not percentages but on a per share basis. The calculation I have it is $12.54 in cash and $0.56 in stock, is that the same that you have?

Robert D. Sznewajs	A

The cash amount is fixed, so it’s not going to change. Well actually cash and stock never shares are both fixed, so those – those won’t change depending on our price, but I don’t have that number here in front of me in terms of that percentage that you’re calculating.

Ajay Kejriwal	Q

Okay. And one quick question on dividends. We’re seeing – so West Coast has not been paying a dividend, but we see that they announced $0.05 quarterly dividend last night. Under the merger agreement, are they permitted to continue to pay that $0.05 dividend quarterly?

Melanie J. Dressel	A

Yes.

Ajay Kejriwal	Q

Okay. So, West Coast will be paying its dividend and Columbia will be paying us dividend till the close of the transaction?

Melanie J. Dressel	A

Well, I can’t speak for Bob. Bob, would you like to address that?

Robert D. Sznewajs	A

Sure. Yes, I mean, I think the way we’re thinking about it is with our improved situation of capital operating earnings and everything considered, we wouldn’t be starting a dividend, we didn’t anticipate continuing it, but as you know that’s ultimately a Board decision that we make every quarter.

Ajay Kejriwal	Q

Okay, thank you very much. Congratulations.

Operator: And your next question comes from Jackie Shemara from KBW.

Melanie J. Dressel	A

Hi, Jackie.

Jackie Shemara	Q

Hi, good morning Melanie and good morning everyone. I’m wondering if you could go a little bit into your thoughts on the liability structure that you will be acquiring and your thoughts for what you will do with borrowing going forward?

Melanie J. Dressel	A

Sure, Clint?

Clint E. Stein	A

Sure. Well, first on the liability side is West Coast’s core deposit base, it’s a very attractive core deposit base and for modeling purposes, we don’t assume any type of marks on that because first there is – they have done a great job with their pricing and so, we don’t expect that we will have any fair value marks on the deposit side. With the trust preferred securities, the intent is to have those redeemed at the time of closing and then we’re also exploring the possibility of having the Federal home loan bank advances repaid at closing as well.

Jackie Shemara	Q

Okay, great. And then just looking to the 21.9 million shares outstanding, how does that conversion process with the preferred work? I’m not as familiar with the structure .

Clint E. Stein	A

Well, it’s probably something that – from a conversion standpoint – because it’s kind of its multi-faceted, because they also have the warrants and our hope is that the preferred stock converts to common and I don’t have the breakout of that detail right here in front of me, but our hope is that the preferred stock converts to common and the warrants are redeemed as well prior to closing, but that’s obviously at the election of the warrant holders and so, I’m not sure if that really answers your question, but I don’t really have the – I don’t really have that level of information in front of me right now.

Jackie Shemara	Q

Okay, fair enough. Thank you. That was all the questions that I had.

Melanie J. Dressel	A

Thanks Jackie.

Operator: And your next question comes from Joe Steven [ph] with Stephen Capital.

Melanie J. Dressel	A

Hi, Joe.

Joe Steven	Q

Good morning, Melanie. First of all, congratulations.

Melanie J. Dressel	A

Thank you.

Joe Steven	Q

My question is a little bit more detail driven, but I’ll ask it anyway. On page 12 of the presentation in the footnote it says that accretion was recognized over a five period with a 50% recapture. I am assuming that’s talking about the loan mark you are talking about?

A

That’s correct.

Joe Steven	Q

Okay. And without me putting words in your mouth, it sounds like you are almost saying well this is, we were really conservative upfront with the mark and it’s just coming right back in the income. I am not trying to put words in your mouth, but that’s what it sort of look like?

Clint E. Stein	A

Well, I don’t know if I’d put it that way. I mean, we were conservative. The mark was, I mean, that for the portfolio to come out with a 5% mark was really good especially given that our last five transactions in the marks that we saw on those were pretty substantial. But essentially what we’re assuming with this is that there will be about $13 million over the five years of that mark that will come back through net of tax back through earnings. The mark is somewhere around $74 million is our estimate, but the way that the accounting works on this is that we’ll –we won’t have the allowance at day one that will go away and we have the mark as a buffer against what a calculated allowance would be going forward. And then, as time goes on – the buffer of the discount kind of diminishes and we start having provisions for these loans. And so that’s kind of what we’re doing here, it’s kind of a single way of getting it into the models that – but it’ll actually hit in a couple of different places in our financials going forward.

Melanie J. Dressel	A

I think that West Coast should really be complimented on the condition of their loan portfolio. It’s nice to see a 5% mark.

Joe Steven	Q

Okay, it was just obviously the accounting is probably exceptionally confusing. It’s just so, what you’re saying is $13 million the mark net of taxes what you’re going to amortizing back in over five years approximately?

Clint E. Stein	A

That’s what we used for modeling purposes, obviously it will change as time goes on, but for modeling purposes, that’s what we used and that includes an estimate to rebuild the reserves to, to the level where they’re at today and then cover any type of future charge-offs that would occur going forward over the next several years.

Joe Steven	Q

Okay. Okay, listen, thank you and thanks for the detail and congratulations.

Clint E. Stein	A

Thanks, Joe.

Melanie J. Dressel	A

Thank you.

Operator: And your next question comes from Brian Zabora.

Melanie J. Dressel	A

Hi Brian.

Brian Zabora	Q

Hi, good morning, thank you. Yeah, one question on the revenue synergies, I know you haven’t made that into your estimates, but any thoughts of what that size could be in a few years?

Melanie J. Dressel	A

Brian, we just didn’t attach a number to that, we just know that there will be revenue enhancements, particularly in the wealth management and private banking areas which are very complimentary. West Coast has much larger trust department funds than we do and other areas that actually is part of our private banking group is the application of our professional lending program more deeply into the Oregon market. But we have not assigned a dollar to them.

Brian Zabora	Q

Okay. And then, a follow up on Jackie’s question as far as liability, has that – the potential for repaying the trust preferred and FHLB, does that include in your accretion estimate or is it not?

Clint E. Stein	A

That’s a good question. No, it’s not in the model. The modeling was done before we had some certainty around the ability to be able to do those things.

Brian Zabora	Q

Okay. And then lastly, systems conversion, you have a timeline or when they occur?

Melanie J. Dressel	A

Mark?

Mark Nelson	A

We do not. That will be the next phase of what we do as we’re working on our integration plan, but most likely will come – well, may come post-closing, so beyond six months.

Brian Zabora	Q

Thanks for taking my questions.

Melanie J. Dressel	A

Thank you, Brian.

Operator: Your next question comes from Joe Morford with RBC Capital.

Melanie J. Dressel	A

Hi, Joe.

Joseph Morford	Q

Thanks. Good morning everyone and congratulations on the deal.

Melanie J. Dressel	A

Thank you.

Joseph Morford	Q

I apologize, I am on my cell phone. I guess first just to confirm, I think you said the projections assume a closing at 12/31 of this year, yet the transactions actually getting closed sometime after that. Is that correct?

Melanie J. Dressel	A

We anticipate that it will close over the next six months.

Joseph Morford	Q

Okay. But the numbers shown in the slides assume a close at the end of this year. Just clarify that?

Clint E. Stein	A

That’s correct. Yeah, for modeling purposes we showed a December 31 close.

Joseph Morford	Q

Okay. And I was curious too, are there any assumptions or what assumptions you made for any run-off in loans and deposits, if any?

Clint E. Stein	A

Yeah. No, we’re not expecting, these are two healthy banks. There is this time period between the announcement date and the closing date and we’re actually expecting to be able to grow market share and retain what we have by combining both franchises.

Joseph Morford	Q

That’s what I thought. And then lastly, you touched on the revenue synergies, I was going to ask you about that, but just – is there anything with some of the West Coast merchant card or payment businesses at all?

Melanie J. Dressel	A

Bob, would you like to take that one?

Robert D. Sznewajs	A

Sure. We have just begun discussions about that and as we have more conversations I think about how our brand system works on the sales and service side and we understand the practices that exist within Columbia that we will come up with the best practice between the two and I think take advantage of the opportunities that Columbia creates in their marketplace and then they will take advantage of the opportunities that we create and we’ll create I think a pretty dynamic retail banking operation between the two organizations.

Joseph Morford	Q

Thanks very much. Thanks so much.

Melanie J. Dressel	A

Thanks Joe.

Operator: And our next question comes from Sachin Shah.

Sachin Shah	Q

Hi, good afternoon. Thanks for taking my call. Just wanted to find out what the proration, you mentioned earlier that the shareholders could elect cash or stock. Is there a upper limit or band that they can do that? Can they do it for the entire amount?

Melanie J. Dressel	A

Yes, theoretically they could, but at the end of the day we’ve got fixed shares and fixed cash and if it’s out of balance, then there will be a cram-down.

Sachin Shah	Q

Okay, all right. I noticed that you guys at Columbia pays a special dividend, are you going to continue that practice until the deal close or are you going to suspend that special dividend?

Melanie J. Dressel	A

Well, of course that’s a board action, but as I said previously our intention would be to continue with our regular dividend. I think it’s unlikely that we would continue with the special dividend because obviously that is a great opportunity for us to deploy capital effectively. What we’ve always said about our special dividend is that we didn’t see a need to accumulate more capital and that we would probably continue that until such time that we had an opportunity to deploy our excess capital.

Sachin Shah	Q

Okay. And just on the slide about the walkway double trigger, Columbia start declining 17.5% against the KBW index. What’s the other part of your index, what’s the other part of the trigger? Is that – is that for both companies? I just want to understand what the other trigger was?

Melanie J. Dressel	A

Well, it’s our stock decline 17.5% from its price at signing as well as 17.5% against the KBW index.

Sachin Shah	Q

So it’s other one, right?

Melanie J. Dressel	A

No, it’s a double trigger.

Robert D. Sznewajs	A

It has to be both.

Sachin Shah	Q

Oh, it has to be both. Okay, I got it. And I wasn’t sure if you highlighted the approvals earlier I missed that, could you just quickly go over that? What approvals you need aside from shareholder vote on a regulatory side?

Melanie J. Dressel	A

We will need approval from our primary regulators.

Sachin Shah	Q

Okay. Is it the FDIC?

Melanie J. Dressel	A

The Federal Reserve and then of course the FDIC will also weigh into them.

Sachin Shah	Q

Okay. And any state approval so it’s just -

Melanie J. Dressel	A

No, and the state, I apologize.

Sachin Shah	Q

Any – can you just maybe highlight, which states they are, Oregon and?

Melanie J. Dressel	A

And Washington.

Sachin Shah	Q

Okay. So Oregon and Washington, fed, FDIC?

Melanie J. Dressel	A

And Federal Reserve.

Sachin Shah	Q

And FDIC, correct. Okay, thank you.

Melanie J. Dressel	A

You’re welcome.

Operator: [Operator Instructions] The next question comes from Jonathan.

Jonathan	Q

Hi, good afternoon, guys. Thanks for taking my questions.

Melanie J. Dressel	A

Hi, Jonathan.

Jonathan	Q

Hey, congratulations on the deal.

Melanie J. Dressel	A

Thank you so much.

Jonathan	Q

Absolutely. Just wanted to get your thoughts on a go forward basis now. Look obviously you guys have been pretty acquisitive over the last – call it two or two-and-a-half years, so were – looking at a closing – very sizeable acquisition in the first quarter of 2013, now. Should we assume that – so, if going forward now additional deals are kind off the table while you work through, kind of a closing process and integration process or do you guys still kind of remain in the hunt for additional acquisitions and how – related to that, how you’re thinking about your excess capital position here – so 935 pro forma TCE?

Melanie J. Dressel	A

Well, I think that we really need to concentrate on successfully integrating West Coast into Colombia Bank and that’s – we’re focused on that rather than looking at the next deal. We did not do this transaction to simply – have it be a financial gain and simply to – there are lot of other things that go into the thought process and one of the biggest ones is the cultural compatibility and we want to make sure that all of our efforts are focused on how we’re going to successfully integrate West Coast.

Jonathan	Q

Okay, sounds great. And then I guess just in terms of the sort of capital position today that 935 TCE – is that kind of a level that you feel is appropriate at this point going forward or would you consider building or taking that down at all on a go forward basis?

Melanie J. Dressel	A

I guess that my answer to that would be that we’re comfortable with where the capital levels are. We’ll certainly reassess those as we go along, but we’re comfortable with where – where they are at. A big question mark in my mind continues to be the economy and what we’re going to expect there.

Jonathan	Q

Okay. Well, thanks again for taking my questions.

Melanie J. Dressel	A

Sure.

Operator: And our next question comes from John Marinozzi [ph] .

A

Hello.

John Marinozzi	Q

Hello. Good morning. That’s John Marinozzi [ph] here. Very quickly, the transaction is strategically terrific. Calculating the per share value is a little bit more onerous. So just to get back to a preceding question about the special dividend, we can assume that effective immediately subject to the Board saying yes or no, the special dividend disappears and the standard quarterly dividend of Columbia stays intact or does the special dividend seize after the transaction closes?

Melanie J. Dressel	A

And I don’t mean to be evasive about that, but it is the Board’s decision. We have always indicated that if we were able to deploy a significant amount of capital that the special dividend would probably go away, but the regular dividend we’ve been very specific about wanting to keep our regular dividend at a sustainable level.

John Marinozzi	Q

Right.

Melanie J. Dressel	A

So, I don’t see the regular dividend changing.

John Marinozzi	Q

Nor would I. It was more of preserving the capital upfront in advance of closing the transaction or utilizing the excess until the transaction closes and then of course it would be clear that there’d be no need to accrue a special dividend anymore because the transaction in itself has to sort of absorb that.

Melanie J. Dressel	A

Yeah. And again that’s going to be a question for our board to answer.

John Marinozzi	Q

Okay, no problem. One more then, again going back to this calculation of the actual transaction value, assuming that and this would probably be mathematically crazy, but assuming the convertible, the preferred holders and/or the warrant holders decide not to exercise or redeem, we can assume that what would happen as the aggregate shares and cash would drop commensurately and that they would not stay the same except for a lot less shares in terms of the per share consideration to equity holders.

Melanie J. Dressel	A

Clint.

John Marinozzi	Q

Like what would happen if no one exercised warrants and converted their preferreds as far as equity holders are concerned.

Clint E. Stein	A

Well, I don’t think it has an impact on the common equity holders because they have to make an election for their merger consideration upfront regardless of when they actually convert.

John Marinozzi	Q

Okay. And in terms of the aggregate shares that will be issued and the aggregate cash that will be paid reflects the scenario where all of the convertible securities are converted to shares and if they are not then the aggregate cash and aggregate shares would probably drop, is that the way that would work?

Clint E. Stein	A

Yes, I believe so.

John Marinozzi	Q

Okay, I appreciate it. Thank you.

Melanie J. Dressel	A

Thank you John.

Operator: And your next question comes from Gerry Heffernan with Lord Abbett.

Melanie J. Dressel	A

Hi.

Gerard Heffernan	Q

Hey, good morning out there and thank you very much for all the work you’ve done on this deal. In regards to the system conversion, can you review with us the system that Columbia is currently using versus what West Coast is currently set up on?

Melanie J. Dressel	A

Mark.

Mark Nelson	A

Sure. This is Mark Nelson. I can answer that. Both of them are Fiserv systems, we are on PCS, they are on ITI. We have really a spectacular template of ITI conversions from our activity over the last seven, eight years. I think we’ve done six or seven of those. And so I would anticipate it should be pretty transparent.

Gerard Heffernan	Q

Okay, great. And if you would, would you review the lending characteristics of the two different metropolitan areas in regards to – are there distinct aspects or attributes that you could address to each market and how they are the same and how they are different?

Mark Nelson	A

Yeah, I’ll take that as well, it’s Mark again. Actually I’d say they’re probably more of the same than they are different. We have in our branch network much as West Coast has, the ability to do commercial lending generally to our smaller business clients along with consumer and then we both have middle market capabilities, and we’re going to overlay the teams that we’ve built in the metropolitan markets down there and the Xandra’s teams and I think that should be pretty seamless.

Melanie J. Dressel	A

Xandra and Hadley, do you have anything to add to that?

Hadley Robbins	A

I want to add that I think, I agree, I think that they are very similar and I think that the lending practices of both institutions are aligned as well as the credit cultures. We have expertise focused over commercial real estate lending in both banks, that’s singular as well as in our ag portfolios, and so I see a lot of similarities and I don’t expect there could be much in the way of any disruption with regard to how we go about making loans. Xandra?

Xandra McKeown	A

I would just agree with that from – from what I know today sitting here that we believe our credit and lending cultures are very compatible in the way in which we work with our clients. The way our bankers work with our clients is very consistent, so we’re eager and excited to partner with Columbia and the creation of a premier Pacific Northwest banking organization.

Gerard Heffernan	Q

Okay. What about the process for your loan officer to get approval upon business that he is working on? Can you compare and contrast the processes in the two banks?

Hadley Robbins	A

Well, I can speak for West Coast. It’s a one over one approval process where loan limits are assigned to relationship managers and team leaders and then there are credit administrator with lending limits and then the Chief Credit Officer of course has a limit that’s higher than those before, and then it goes into a senior loan committee for larger loans. And from what I know, that’s fairly compatible with Columbia Bank, but Mark, maybe you can speak to that.

Mark Nelson	A

Yeah, actually our – the dollar limits maybe a little bit different, but our process is virtually identical to that.

Gerard Heffernan	Q

Okay, all right. Thank you very much and the best of luck with everything.

Melanie J. Dressel	A

Thank you.

Operator: And there is a follow-up question from the line of Sachin Shah.

Sachin Shah	Q

Hi, thanks for taking my question. I just wanted to find out, are you guys going to be filing a preliminary S-4 just to talk about the background transaction, any timeframe for that?

Melanie J. Dressel	A

I believe it’s going to be filed later this week, not – I’m not sure. I can get back to you.

Sachin Shah	Q

Okay. And you say the termination fee is $20 million for the superior offer. Is that the same for – if you terminate the transaction?

Melanie J. Dressel	A

I’m sorry.

Sachin Shah	Q

Yeah, so the termination fee for superior offer is $20 million, is for other than a superior offer is that still $20 million?

Melanie J. Dressel	A

Well, it would take a superior offer to – for that $20 million to kick-in.

Sachin Shah	Q

Okay. For whatever reason, the double trigger is met with a 17.5% decline, is that – would that trigger the $20 million or would it be higher or lower?

Melanie J. Dressel	A

No, that just allows either or both parties to walk away.

Sachin Shah	Q

Okay and that has to – okay, both parties to walk away. Okay, perfect. Thank you.

Melanie J. Dressel	A

I’m sorry the S-4 will not be filed until probably October.

Sachin Shah	Q

Okay, October. Okay, and that trigger to walk away the 17.5 debt allows both companies walk away just to clarify.

Melanie J. Dressel	A

Correct.

Sachin Shah	Q

Okay.

Melanie J. Dressel	A

And the definitive agreement will be filed here shortly, so I would encourage you to take a look at that.

Sachin Shah	Q

Okay, today or tomorrow?

Melanie J. Dressel	A

I believe that we’re shooting for Friday.

Sachin Shah	Q

Okay, Friday, and S-4 in October?

Melanie J. Dressel	A

Approximately.

Sachin Shah	Q

Thank you. Have a good day.

Melanie J. Dressel	A

Thank you.

Operator: And our next question comes from Frank Barkocy with Mendon Capital.

Frank Barkocy	Q

Hi, Melanie, how are you.

Melanie J. Dressel	A

I’m good, how are you?

Frank Barkocy	Q

Good, thank you. As you focus on the integration of West Coast, will you still be looking to add some lending teams from other banks?

Melanie J. Dressel	A

We are always entertaining the idea that if there is a really superior team of bankers that wants to join Columbia and can present a viable case where it would be in Columbia’s best interest to bring them on board, but certainly adding the teams of bankers that we have in the Portland market just really gives us great opportunities to extend our lending reach, just by utilization of their team.

Frank Barkocy	Q

Okay, thank you.

Operator: And there are no further questions.

Melanie J. Dressel

Okay. Well thanks everyone for joining the call and for the good questions, and we will look forward to talking with you when we announce earnings in October. Thanks, Bye.

Operator: And this concludes today’s conference. You may now disconnect.

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